

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 3, 2017

David H. Rupp
President and Chief Executive Officer
Four Oaks Fincorp, Inc.
6114 U.S. 301 South
Four Oaks, NC 27524

  Re: Four Oaks Fincorp Inc.
    Registration Statement on Form S-1
    Filed April 27, 2017
    File No. 333-217508

Dear Mr. Rupp:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

      Sincerely,

      /s/ Era Anagnosti

      Era Anagnosti
      Legal Branch Chief
      Office of Financial Services

cc: Mikal B. Shaikh, Esq.